UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of Registrant’s Name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

EXPLANATORY NOTE

On August 1, 2018, SodaStream International Ltd. (the “Company”) issued a press release announcing its second quarter results for the period ended June 30, 2018.  A copy of the press release is furnished as Exhibit 99.1 herewith.

In conjunction with the conference call being held on August 1, 2018, the Company also is releasing a PowerPoint presentation with additional information relating to the second quarter results for the period ended June 30, 2018, which is furnished herewith as Exhibit 99.2.

Other than as indicated below, the information in this Form 6-K (including Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The consolidated statements of operations, the consolidated balance sheets and the consolidated statement of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos 333-226420, 333-208811, 333-195578, 333-190655 and 333-170299).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD. (Registrant)
Date: August 1, 2018	By:	/s/ Dotan Bar-Natan
Dotan Bar-Natan
General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated August 1, 2018.
99.2	PowerPoint presentation with additional information relating to the second quarter results for the period ended June 30, 2018.